Exhibit 99.2

0

RADA ELECTRONIC INDUSTRIES LTD.

7 GIBOREI ISRAEL STREET
NETANYA 42504, ISRAEL

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

            The undersigned hereby appoint(s) Ido Barash, adv. or Sarit Molcho, adv. or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 0.015 per share, of RADA Electronic Industries Ltd. (the “Company”), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Extraordinary General Meeting of Shareholders of the Company to be held on Thursday, January 19, 2012 at 10:00 a.m. (Israel time) at the principal offices of the Company, 7 Giborei Israel Street, Netanya 42504, Israel, and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Extraordinary General Meeting (receipt of which is hereby acknowledged):

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS SPECIFIED. IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED FOR ITEM 1 SET FORTH ON THE REVERSE.

(Continued and to be signed on the reverse side)

14475

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

RADA ELECTRONIC INDUSTRIES LTD.

January 19, 2012

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

i Please detach along perforated line and mail in the envelope provided. i

00030002000000000000 0	011912

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ITEM 1. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

		FOR	AGAINST	ABSTAIN
1.
To approve a loan agreement by and between the Company and Faith Content Development Ltd., an entity controlled by Mr. Howard P. L. Yeung, the Company’s controlling shareholder.
VOTES CAST FOR ITEM 1 WILL NOT BE COUNTED UNLESS “YES” OR “NO” HAS BEEN SPECIFIED AS TO WHETHER THE SHAREHOLDER HAS A PERSONAL INTEREST (AS DEFINED IN THE PROXY STATEMENT) WITH RESPECT TO THE PROPOSAL.
		☐	☐	☐
		YES	NO

Do you have a personal interest in the proposal to approve the loan agreement by and between the Company and Faith Content Development Ltd., an entity controlled by Mr. Howard P. L. Yeung, the Company’s controlling shareholder?
		☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:
Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign.   When signing as executor, administrator, attorney, trustee or guardian, please give full title as such, if the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.